United States securities and exchange commission logo





                        November 16, 2023

       Joseph Tucker
       Chief Executive Officer
       Enveric Biosciences, Inc.
       4851 Tamiami Trail N, Suite 200
       Naples, FL 34103

                                                        Re: Enveric
Biosciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 8,
2023
                                                            File No. 333-275380

       Dear Joseph Tucker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Brad Wyatt